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# NEWS DOFASCO

SUPPL

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca



RELEASE DATE: November 23, 2005

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

## DOFASCO RESPONDS TO UNSOLICITED ARCELOR TAKE-OVER BID

**Hamilton, Ontario:** Dofasco Inc. announced that its Board of Directors is reviewing an unsolicited all-cash takeover bid of $56 per share from Arcelor S.A. for all outstanding Dofasco common shares. The offer will remain open for at least 60 days after the mailing of the takeover bid circular.

Dofasco's Board of Directors is reviewing the offer in the context of the company's alternatives to maximize shareholder value. To assist in this analysis, Dofasco's Board of Directors has established a Special Committee of independent directors comprised of Brian MacNeill, Roger Doe, Frank Logan and Peter Maurice. Additionally, Dofasco's Board has retained RBC Capital Markets as financial advisors in the process, and Fasken Martineau DuMoulin LLP as its legal counsel.

"The Board will give due consideration to the Arcelor bid. Pending the Board's recommendation, shareholders are urged not to tender to the offer", said Dofasco Chair, Brian MacNeill.

On May 7, 2004, Dofasco shareholders approved an amended and restated shareholder protection rights plan (the "2004 Rights Plan") which is a successor to similar plans which have been in place since 1989. The Plan was adopted by shareholders as a mechanism to ensure that in the event of an unsolicited offer there would be adequate time to appropriately evaluate the offer and to explore alternatives to maximize value.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

*This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.*


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Dr. Ekkehard D. Schulz, Chairman of the Executive Board of ThyssenKrupp AG, said: "This premium offer for Dofasco reflects our belief that we will be ideal partners and will unlock significant growth potential for both companies. ThyssenKrupp is very selective about its acquisitions. Strategic fit and the quality of the local employees are our priorities when considering an acquisition. In the case of Dofasco, we win on both counts by advancing our North American strategy and adding the exceptional management team and highly regarded workforce."

Excellent strategic fit

Dofasco and ThyssenKrupp both have a successful history of producing value-added flat steel products and are known for world class customer service. Both companies have pursued a differentiation strategy in the high quality automotive and industrial segments. Each has an excellent performance record and a strong brand.

Hamilton, Ontario will become ThyssenKrupp's new North American headquarters for carbon steel.

Dofasco's outstanding North American footprint provides a complementary fit with ThyssenKrupp's existing steel operations and its growth strategy in North America.

Dofasco President and Chief Executive Officer, Don Pether, commented: "We believe this is an exciting opportunity to unlock value for both companies and for our employees. Combining Dofasco with ThyssenKrupp's North American steel business will enhance the competitive position of the combined companies in NAFTA markets, as well as our presence in key global market segments. It will broaden our product offering, and provide Dofasco and our customers with access to technology and expertise from the global leader in steel innovation."

ThyssenKrupp will provide Dofasco with a strategic partner with a global presence. Within the ThyssenKrupp Group, Dofasco will be given responsibility for the successful positioning and strategic development of ThyssenKrupp Steel in North America. To this end, ThyssenKrupp Steel's existing processing activities in the NAFTA region will also be assigned to Dofasco.

There is very little overlap between the two companies, therefore, the managements of Dofasco and ThyssenKrupp do not anticipate restructuring involving employees or operations, as a result of this transaction.

The acquisition of Dofasco will strengthen ThyssenKrupp's presence in the NAFTA steel market. This acquisition represents a continuation of ThyssenKrupp's internationalization strategy in high-quality flat steel, providing direct access to attractive customer groups such as the automobile and packaging industries. Together the two companies will have the strength of increased size, scale and geographic reach.

Leadership principles

ThyssenKrupp has the highest respect for Dofasco's management team and employees, who together have driven the company's impressive performance.

ThyssenKrupp regards the continuity of management as key to integrating Dofasco and realizing its full value within the ThyssenKrupp Group. That is why the Dofasco management team will lead the combined North American carbon steel operations of ThyssenKrupp.

ThyssenKrupp specifically recognizes and supports Dofasco's culture of success which is built on respecting employees, their families and involvement in local communities. This also fits in with longstanding tradition at ThyssenKrupp.

About the Transaction

ThyssenKrupp and Dofasco have entered into a support agreement pursuant to which ThyssenKrupp has agreed to make this premium offer. The two companies anticipate that the offering circular and directors' circular recommending the offer will be mailed to Dofasco shareholders early in December with the offer being open for a period of 35 days following the date of mailing or receipt of applicable regulatory approvals whichever is longer. The offer will be subject to customary closing conditions including the acceptance by shareholders representing a minimum of two-thirds of the outstanding Dofasco shares on a fully diluted basis and the receipt of necessary regulatory approvals including Investment Canada and Competition Act. The support agreement also provides for payments to ThyssenKrupp by Dofasco in the event the acquisition is not completed under certain circumstances. ThyssenKrupp has the necessary funds to complete the transaction from available cash.

Citigroup is acting as financial advisor to ThyssenKrupp and RBC Capital Markets is acting as financial advisor to Dofasco.

About Dofasco

Established in 1912, Dofasco employs approximately 11,000 people and is Canada's largest steel producer. Sales in 2004 amounted to C$4.2 billion. Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open mine pit and a pellet plant at Port-Cartier.

An archive of the audio portion of the media conference will be available from 12:00 p.m., November 28, 2005 until 11:59 p.m., November 30, 2005. The archive can be accessed by dialing +1-416-626-4100 and entering the participant code 21271669.

An audio webcast will be available at www.dofasco.com.

ThyssenKrupp will be hosting a media conference at 15:00 CET (09:00 EST) in the Dreischeibenhaus, August-Thyssen-Strasse 1, D-40211 Düsseldorf. A video streaming is available in the press section at www.thyssenkrupp.com. For listen only please dial +49 (0) 695 8999 0509.

A conference call for financial analysts and investors will be held today at 17:00 CET (11:00 EST).

*For further information:*

Media relations:

Dofasco Inc.
Gordon Forstner
Telephone: 905 548-7200 ext. 2200
Fax: 905-548-4935
1330 Burlington Street
Hamilton, Ontario, Canada
L8N 3J5

ThyssenKrupp AG
Dr. Jürgen Claassen
Communications and Strategy
August-Thyssen-Straße 1, 40211 Düsseldorf, Germany
Telephone: +49 (211) 824-36007, Fax: +49 (211) 824-36041

Fleishman-Hillard Inc.
Telephone: 416-645-3669

Please visit www.thyssenkrupp.com and www.dofasco.com websites.